245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 16, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Income Fund (the trust): File Nos. 002-92661 and 811-04085

Fidelity Managed Retirement 2005 Fund

Fidelity Managed Retirement 2010 Fund

Fidelity Managed Retirement 2015 Fund

Fidelity Managed Retirement 2020 Fund

Fidelity Managed Retirement 2025 Fund

Fidelity Managed Retirement Income Fund

Fidelity Simplicity RMD 2005 Fund

Fidelity Simplicity RMD 2010 Fund

Fidelity Simplicity RMD 2015 Fund

Fidelity Simplicity RMD 2020 Fund

Fidelity Simplicity RMD Income Fund (the fund(s))

Post-Effective Amendment No. 130

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 130 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes modifying the fund's principal investment strategies to reflect the funds' use of futures at the top level.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 15, 2018. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group